United States securities and exchange commission logo





                           June 2, 2023

       Daniel Camardo
       Chief Executive Officer
       Athersys, Inc.
       3201 Carnegie Avenue
       Cleveland, Ohio 44115-2634

                                                        Re: Athersys, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 26, 2023
                                                            File No. 333-272254

       Dear Daniel Camardo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Michael J. Solecki